Exhibit 99.1

San Pedro Garza García, México, April 26, 2007 - Axtel, S.A.B. de C.V. (“AXTEL”), one of the leading telecommunications services providers in Mexico, announced its unaudited first quarter results ended March 31, 2007, today. Figures in this release are based on Mexican GAAP, stated in constant pesos (Ps.) as of March 31, 2007. Comparisons in pesos are in real terms, that is, adjusted for inflation.

Revenues from operations

Revenues from operations increased to Ps. 2,926.0 million in the first quarter of year 2007 from Ps. 1,369.2 million for the same period in 2006, an increment of Ps. 1,556.8 million, or 114%.

Revenues from operations totaled Ps. 8,056.0 million in the twelve-month period ended March 31, 2007, compared to Ps. 5,384.0 million in the same period in 2006, an increase of Ps. 2,672.0 million, or 50%.

We derived our revenues from the following sources:

Local services. Local service revenues, which make up 43% of total revenues, grew 28% versus year-earlier quarter. This change is explained by significant increases in monthly rents, cellular revenues and measured service revenues. For the twelve-month period ended March 31, 2007, revenues from local services totaled Ps. 4,488.2 million, an annual increase of Ps. 676.5 million, or 18%, from Ps. 3,811.7 million recorded in the same period in 2006.

Long distance services. Long distance service revenues totaled Ps. 392.1 million in the quarter ending March 31, 2007, representing an increase of Ps. 281.6 million or 255%, from Ps. 110.5 million in the same quarter in 2006. The consolidation of Avantel contributed with Ps. 253.1 million during this quarter. For the twelve month period ended March 31, 2007, long distance services grew to Ps. 849.8 million from Ps. 476.8 million registered in the same period in 2006, an increase of Ps. 373.0 million or 78%.

Data & Network. Driven by Internet services and virtual private networks, data and network service revenues grew to Ps. 603.1 million for the three-month period ended March 31, 2007, compared to Ps. 59.0 million in the same period in 2006, an increase of Ps. 544.1 million. For the twelve month period ended March 31, 2007, data and network services revenues totaled Ps. 991.1 million from Ps. 220.7 million registered in the same period in 2006, an increase of Ps. 770.3 million.

International traffic. In the first quarter of 2007, International traffic revenues totaled Ps. 285.3 million, up Ps. 169.8 million or 147% versus results for the year-earlier quarter. For the twelve month period ended March 31, 2007, international traffic revenues grew to Ps. 708.0 million from Ps. 480.2 million registered in the same period in 2006, an increase of Ps. 227.7 million or 47%.

Other services. Revenue from other services accounted for 14% or Ps. 400.6 million of total revenues in the first quarter of 2007, an increase of Ps. 288.7 million from Ps. 111.9 million registered in the same period in 2006. This change is explained by significant increases in integrated services and customer premise equipment sales, among others. Other services revenue increased to Ps. 1,019.1 million for the twelve month period ended March 31, 2007, from Ps. 394.6 million for the same period in year 2006, an increase of Ps. 624.5 million.

Consumption

Local Calls. Local calls totaled 600.0 million in the three-month period ended March 31, 2007, an increase of 151.9 million, or 34%, from 448.1 million recorded in the same period in 2006. A higher number of lines in service and the business consolidation of Avantel, were the main driver for this increase. For the twelve month period ended March 31, 2007, local calls increased to 2,116.7 million from 1,714.9 million registered in the same period in 2006, an increase of 401.8 million calls or 23%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 251.9 million in the three-month period ended March 31, 2007, compared to 174.0 million in the same period in 2006, a 45% improvement equivalent to 78.0 million minutes. For the twelve month period ended March 31, 2007, cellular minutes grew 180.4 million, or 28%, from 644.5 million registered in the the twelve-month period ended March 31, 2006, to 824.8 million in the same period in 2007.

Long distance. Outgoing long distance minutes increased to 542.6 million for the three-month period ended March 31, 2007 from 123.0 million in the same period in 2006, 419.6 million minutes above. This significant increase is explained by the consolidation of Avantel not reflected in 2006 and by the further penetration of bundled commercial offers that incorporate long distance minutes. For the twelve month period ended March 31, 2007, outgoing long distance minutes amounted 1,114.6 million, compared to 499.7 million registered in the same period in 2006, an increase of 614.9 million of minutes, or 123%.

Operating Data

Lines in Service. As of March 31, 2007, lines in service totaled 815.2K, an increase of 166.8K from the same date in 2006. During the first quarter of 2007, net additional lines from the five cities launched in 2006 and the two cities launched in the first quarter of 2007 totaled 5,270. Lines in service from these seven new cities amounted to 38,515, or 4.7% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobites per second (“kbps”) up to 100 megabites per second (“Mbps”) dedicated data links in all of our existing cities. We account for all data links converting them to E0 equivalents in order to standardized our comparisons versus the industry. As of March 31, 2007, line equivalents totaled 419.8K, an increase of 393.0K from the same date in 2005.

Internet subscribers. As of March 31, 2007, internet subscribers totaled 107,173, an increase of 106%, from 51,969 recorded on the same date in 2006. Non dial-up subscribers represented 58% or 62,291. We continue our focus to grow our broadband access solutions to existing and new customers.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended March 31, 2007, the cost of revenues grew Ps. 683.9 million, compared with the same period of year 2006, primarily due to Ps. 319.4 million and Ps. 249.0 million increases in domestic long distance interconnection and links and co-ubication costs, respectively. For the twelve month period ended March 31, 2007, the cost of revenues reached Ps. 2,732.6 million, an increase of Ps. 1,070.8 million in comparison with the same period in year 2006.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the first quarter of 2007, the gross profit accounted for Ps. 1,830.8 million, an increase of Ps. 872.9 million or 91%, compared with the same period in year 2005. For the twelve month period ended March 31, 2007, our gross profit totaled Ps. 5,323.4 million, compared to Ps. 3,722.2 million recorded in the same period of year 2006, a gain of Ps. 1,601.2 million or 43%.

Operating expenses. For the first quarter of year 2007, operating expenses grew Ps. 459.1 million, or 99%, totaling Ps. 920.8 million compared to Ps. 461.7 million for the same period in year 2006. Among others, increases of Ps. 230.5 million and Ps. 81.7 million in personnel and building and equipment maintenance, respectively, related to the new size of the company explain this growth. For the twelve month period ended March 31, 2007, operating expenses added Ps. 2,659.4 million, coming from Ps. 1,805.0 million in the same period in 2006, an increase of Ps. 854.4 million.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 910.0 million for the three-month period ended March 31, 2007, compared to Ps. 496.1 million for the same period in 2006, an increase of 83%. As a percentage of total revenues, adjusted EBITDA represented 31.1% in the first quarter of 2007. For the twelve-month period ended March 31, 2007, adjusted EBITDA amounted to Ps. 2,664.0 million, compared to Ps. 1,917.1 million in the same period in year 2006, a positive variation of Ps. 746.9 million, or 39%.

Depreciation and Amortization(8). Due to the organic expansion of our asset base and the consolidation of Avantel, depreciation and amortization totaled Ps. 700.2 million in the three-month period ended March 31, 2007 compared to Ps. 357.4 million for the same period in year 2006, an increase of Ps. 342.8 million or 96%. Depreciation and amortization for the twelve-month period ended March 31, 2007 reached Ps. 1,861.6 million, from Ps. 1,262.7 million in the same period in year 2006, an increase of Ps. 598.9 million, or 47%.

Operating Income (loss). Operating income totaled Ps. 209.7 million in the three-month period ended March 31, 2007 compared to an operating income of Ps. 138.7 million registered in the same period in year 2006, an increase of Ps. 71.0 million or 51%. For the twelve month period ended March 31, 2007 our operating income reached Ps. 802.4 million when compared to the income registered in the same period of year 2006 of Ps. 654.4 million, Ps. 147.9 million or 23% above.

Comprehensive financial result. The comprehensive financial loss was Ps. 227.2 million for the three-month period ended March 31, 2007, compared to a loss of Ps. 173.6 million for the same period in 2006. The larger amount of debt, mostly denominated in US dollars, resulted in Ps. 129.4 and Ps. 59.8 million of additional interest expenses and FX losses, respectively, which were partially compensated by higher interest income and non-cash monetary position gain. For the twelve-month period ended March 31, 2007, the loss is primarily explained by an interest expense increase of Ps. 108.1 million and a Ps. 60.9 million foreign exchange loss compared to a Ps. 88.5 million gain in 2006.

 Debt. During the first quarter of 2007, the Ps. 3,383.4 million (US $311.0 million) 18-month acquisition financing was entirely paid-off with proceeds from the issuance of a 10-year Ps. 3,047.3 million (US $275 million) Senior Notes program and a Ps. 376.6 million equity subscription.

Capital Expenditures. Continuing with our growth strategy, during the quarter we focused investments in launching two cities plus additional coverage in existing cities, where the majority of the investments are assigned to access or last-mile assets. In the first quarter of 2007, capital expenditures totaled Ps. 514.9 million, versus Ps. 394.2 million in the year-earlier quarter.

Highlights:
During this quarter, we started operations in Tampico and Cuernavaca, taking our geographic presence up to nineteen of the most important cities in Mexico with a population of over 43 million people.

Before the end of the quarter, and ahead of schedule, we successfully concluded the initial phase of the post-merger integration plan.

Four months after the acquisition of Avantel, we are confident that the benefits expected from the consolidation process announced in October 2006, should be materialized according to plans.

In this quarter, we successfully accessed the capital markets with a 10-year US $275 million Senior Notes program and a US $205 million syndicated loan facility concluding the long-term refinancing of the new debt incurred in the acquisition of Avantel. Over 10 banks participated in the bank facility.

About Axel
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx

Other important information

1.	Results for the last twelve month period ending on March 31, 2007, include the consolidation of Avantel for the month of December 2006 and first quarter 2007.

2.	Revenues are derived from:
i.
Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area. Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and a monthly fee for up to 2 Mbps Internet access (mass market) and value added services.

ii.	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls.
iii.	Data & network. We generate revenues by providing data, managed Internet access and network services, like virtual private networks and private lines.
iv.	International Traffic. We generate revenues terminating international traffic from foreign carriers.
v.	Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers.

3.
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4.
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5.	For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6.	Earnings per CPO are calculated dividing the net income by the the average number of Series A and Series B shares outstanding during the period divided by seven.

7.	Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

8.	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of preoperating expenses and cost of spectrum licenses, among others.

**Financial Tables will Follow**

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
March 31, 2007 and 2006
(Thousand of constant pesos with purchasing power as of March 31, 2007)

ASSETS	Mar-07	Mar-06
Current assets:

Cash and equivalents	1,236,765	979,413
Accounts receivable	1,662,797	683,832
Refundable taxes and other accounts receivable	393,367	73,670
Prepaid Expenses	80,060	81,361
Inventories	116,626	70,611
Accounts receivable from related parties	29,755	-
Total current assets	3,519,370	1,888,887

Non current assets

Property, plant and equipment, net	13,611,929	7,487,571
Long-term accounts receivable	19,812	21,937
Telephone concession rights	782,279	694,590
Intangible assets, net	680,786	182,502
Deferred income tax	590,728	20,126
Deferred employee's profit sharing	26,768	-
Investment in shares of associated company	13,615	-
Other assets	282,621	148,769

Total non current assets	16,008,538	8,555,495

TOTAL ASSETS	19,527,908	10,444,382

LIABILITIES
Current liabilities

Account payable & Accrued expenses	1,845,935	563,229
Accrued Interest	106,816	59,937
Short-term debt	248,553	-
Current portion of long-term debt	159,174	45,820
Taxes payable	34,203	41,602
Financial Instruments	-	86,241
Deferred Revenue	488,318	-
Other accounts payable	447,807	250,187
Total current liabilities	3,330,806	1,047,016

Long-term debt

Long-term debt	7,718,591	1,931,814
Severance, seniority premiums and other post-retirement benefits	73,011	24,538
Deferred revenue	314,567	-
Other long-term liabilities	3,499	3,011
Total long-term debt	8,109,668	1,959,363

TOTAL LIABILITIES	11,440,474	3,006,379

STOCKHOLDERS EQUITY
Capital stock	8,635,511	8,448,315
Additional paid-in capital	722,059	540,155
Accumulated losses	(1,416,845)	(1,644,439)
Cumulative deferred income tax effect	128,674	128,674
Change in the fair value of derivative instruments	18,035	(34,702)
TOTAL STOCKHOLDERS EQUITY	8,087,434	7,438,003

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,527,908	10,444,382

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Income Statement
Periods ended March 31, 2007 and 2006
(Thousand pesos of constant purchasing power as of March 31, 2007)

		First Quarter				LTM	ended
		ended March 31				March 31
		2007	2006	Effect		2007	2006	Effect

Total Revenues	Ps.$	2,926,020	1,369,158	113.7%	Ps.$	8,056,049	5,384,011	49.6%

Operating cost and expenses
Cost of sales and services		(1,095,254)	(411,320)	-166.3%		(2,732,649)	(1,661,857)	-64.4%
Selling and administrative expenses		(920,810)	(461,736)	-99.4%		(2,659,416)	(1,805,044)	-47.3%
Depreciation and amortization		(700,248)	(357,433)	-95.9%		(1,861,617)	(1,262,678)	-47.4%

Total Operating Costs and Expenses		(2,716,312)	(1,230,489)	-120.8%		(7,253,682)	(4,729,579)	-53.4%

Operating income (loss)		209,708	138,669	51.2%		802,367	654,432	22.6%

Comprehensive financing result:
Net interest income (expense)		(208,176)	(151,137)	-37.7%		(437,311)	(406,104)	-7.7%
Foreign exchange gain (loss), net		(88,055)	(28,258)	-211.6%		(60,874)	88,528	N/A
Monetary position gain		69,050	5,787	1093.2%		74,428	49,901	49.2%

Comprehensive financing result, net		(227,181)	(173,608)	-30.9%		(423,757)	(267,675)	-58.3%

Employee's profit sharing		-	-	N/A		(1,529)	-	N/A
Deferred employees' profit sharing		-	-	N/A		4,575	-	N/A
Other income (expenses), net		(2,129)	(1,943)	-9.6%		(35,013)	13,404	N/A
Other income (expenses), net		(2,129)	(1,943)	-9.6%		(31,967)	13,404	N/A

Special item		-	-	N/A		-	-	N/A

Income (loss) before income taxes and
employees' profit sharing		(19,602)	(36,882)	46.9%		346,643	400,161	-13.4%

Income Tax		-	-	N/A		(4,765)	-	N/A
Deferred income tax		5,408	11,486	-52.9%		(115,754)	(142,139)	18.6%

Total income tax and employees' profit sharing		5,408	11,486	-52.9%		(120,519)	(142,139)	15.2%

Equity in results of an associate company		(138)	-	N/A		1,470	-	N/A

Net Income (Loss)	Ps.$	(14,332)	(25,396)	43.6%	Ps.$	227,594	258,022	-11.8%

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 19 cities and long distance telephone services to business and residential customers in over 200 cities. The nineteen cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico and Cuernavaca.

Visit AXTEL on the web at www.axtel.com.mx